EX-99.A5(b)(5)

[TIAA CREF LOGO] TIAA-CREF Life Insurance Company
                 730 Third Avenue
                 New York, NY 10017-3206
                 212 490-9000  1 800 223-1200



                        LAST SURVIVOR POLICY SPLIT OPTION

Your policy comes with a free POLICY SPLIT OPTION that allows you to exchange the policy for a new individual life insurance policy on the life of each person insured by the policy without evidence of insurability. Both people insured by the policy must be living.

APPLYING FOR THE EXCHANGE

You can apply for an exchange when one of the following happens:

o the two people insured by the policy get divorced. The marriage must be dissolved by a final divorce decree issued by a court of competent jurisdiction. You must apply for the exchange between six months and one year after the effective date of the decree.

o a partnership between the two people or a corporation with only two shareholders insured by the policy, who are not married to each other, dissolves. You must apply for the exchange between six months and one year after the effective date of the dissolution.

The exchange will become effective when we receive the following:

o  a request for the exchange in a form satisfactory to us

o  a copy of the final divorce decree, if applicable

o satisfactory evidence that the partnership or corporation of the people insured by the policy has dissolved, if applicable

o approval of the exchange in a form satisfactory to us from any irrevocable beneficiary(ies) or person(s) to whom this policy has been assigned

Your policy and this option must be in force and the policy must have a positive cash surrender value on the date of the exchange.

THE NEW POLICIES

The new policies will be effective starting on the date of the exchange. Each new policy will be based on the gender, age and most recent underwriting class of the person insured by the policy on the date of the exchange. We'll issue each new policy as a single life flexible premium variable universal life insurance policy.

The face amount of each new policy will be equal to half of the current face amount of this policy. The death benefit option of each new policy will be the same as for this policy.

We'll deduct any outstanding loan amount for this policy from your policy value. We'll then transfer the remaining policy value equally to each new policy on the date of the exchange.

If this policy has riders in force on the date of the exchange, you'll have to get our approval to include these riders with the new policies. You'll also have to give evidence of insurability satisfactory to us.

If you have an aviation limitation endorsement in force on the date of the exchange, we'll issue the same endorsement for each new policy. If you've assigned this policy as collateral, the assignment will remain in effect under each new policy.

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We'll use the issue date of this policy as the start of the two-year suicide and contestability periods for each new policy. If this policy has been reinstated, we'll use the reinstatement date as the start of the suicide and contestability periods for each new policy. You'll find more in CONTESTING THE VALIDITY OF YOUR POLICY and IF SOMEONE COMMITS SUICIDE.

WHEN THIS OPTION WILL END

Your coverage under this option will end on the date you end or surrender this policy.

TIAA-CREF LIFE INSURANCE COMPANY
ADMINISTRATIVE OFFICE
730 THIRD AVENUE
NEW YORK, NY (10017-3206)
(1-800-223-1200)

        /s/ Mark L. Serlen                     /s/ Bertram L. Scott
        ------------------                     --------------------
            Secretary                              President


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AM-JVSPLIT.1
Ed. 12/01